LONG TABLE GROWTH CORP.

8400 Westchester Drive, Suite 212

Dallas, Texas 75225

June 1, 2026

VIA EDGAR

David Link

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Long Table Growth Corp.
Registration Statement on Form S-1
Filed January 20, 2026, as amended
File No. 333-292835

Dear Mr. Link:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Long Table Growth Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on June 3, 2026, or as soon thereafter as practicable.

Please call Elliott Smith of Perkins Coie LLP at (212) 261-6847 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Gregory Ethridge
Name:	Gregory Ethridge
Title:	Chief Executive Officer and Chairman

cc: Elliott Smith, Perkins Coie LLP

[Signature Page to Acceleration Request]